UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*
Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74348Q108
(CUSIP Number)
FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Jiawei Wang (424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 27, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
116,586,162 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,586,162 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,585,574 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 421,288,433 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the Issuer’s amended Registration Statement on Form S-1 (the “S-1/A”), filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on October 7, 2022, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A, (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the Issuer’s Current Report on Form 8-K (the “October 11 8-K”), filed by the Issuer with the SEC on October 11, 2022 and (iv) the issuance of 5,227,837 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the Issuer’s Current Report on Form 8-K (the “October 20 8-K”), filed by the Issuer with the SEC on October 20, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
116,586,162 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,586,162 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 51,404,885 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 421,288,433 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the S-1/A, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A, (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 11 8-K and (iv) the issuance of 5,227,837 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 20 8-K.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
116,586,162 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,586,162 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 51,404,885 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 421,288,433 shares of Class A Common Stock, comprised of (i) 392,765,372 shares of Class A Common Stock issued and outstanding as of September 14, 2022, as reported in the S-1/A, (ii) the issuance of 2,687,083 shares of Class A Common Stock and 14,339,110 shares of Class A Common Stock upon the exercise of certain warrants on September 26, 2022 and September 27, 2022, as reported in the S-1/A, (iii) the issuance of 6,269,031 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 11 8-K and (iv) the issuance of 5,227,837 shares of Class A Common Stock upon the exchange of certain promissory notes, as reported in the October 20 8-K.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 15 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022, June 27, 2022, July 15, 2022, July 18, 2022, August 2, 2022, August 8, 2022, August 23, 2022, September 9, 2022, September 19, 2022, September 26, 2022, October 17, 2022, October 18, 2022 and October 26, 2022 (as so amended through October 26, 2022, the “Original Schedule 13D” and together with this Amendment No. 15, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“The information included in Item 6 of this Amendment No. 15 is incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

“On October 31, 2022, the Reporting Persons received notice from parties to Voting Agreements (as defined in the Original 13D) that the Class A Common Stock beneficially owned by certain of such parties had changed. As a result, the number of shares of Class A Common Stock with respect to which FF Top holds an irrevocable proxy and voting control decreased by 1,119,407 shares, from 53,704,981 to 52,585,574. As a result, the Reporting Persons may be deemed to beneficially own 116,586,162 shares, or 27.7% of the shares of common stock outstanding as of the date hereof, based on 421,288,433 shares of Class A Common Stock outstanding. There have been no changes to the Reporting Persons’ beneficial ownership of 1,180,169 shares of Class A Common Stock held directly by Pacific Technology Holding LLC (with respect to which FF Top has an irrevocable proxy and voting control) and 64,000,588 shares of Class B Common Stock held directly by FF Top.”

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

“On October 27, 2022,  Mr. Chad Chen was appointed as a fourth FF Top Designee to the Board in accordance with the agreement reached between FF Top and the Issuer and reported on Amendment No. 14 to this Schedule 13D.

On October 28, 2022, Mr. Brian Krolicki resigned from the Board. In connection with Mr. Krolicki’s resignation, and notwithstanding that the “Implementation Condition” (as such term is defined in the Heads of Agreement) has not yet been satisfied, FF Top has agreed with the Issuer not to seek the nomination or appointment of a director to replace Mr. Krolicki on the Board prior to the 2022 annual meeting of stockholders of the Issuer.

Also on October 28, 2022, the Issuer and FF Top agreed to further extend the target date set forth in the Voting Agreement and in the Heads of Agreement for the parties to execute the definitive documents contemplated by Part A of the Heads of Agreement from October 28, 2022 to the end of the day, New York time, on November 11, 2022.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2022	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: November 1, 2022	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: November 1, 2022	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President